Eli Lilly and Company (LLY)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

LLY Shareholder since 2018

Important to Vote for the Board of Directors Simple Majority Vote Proposal 5

Proposal 5 will help improve LLY shareholder rights. LLY recently scored a dismal 9 in shareholder rights with 10 being the worse possible score. If improved shareholder rights increase the market capitalization of LLY by one-fourth of 1% it would result in a $180 million increase in the market capitalization of LLY.

Thus if LLY spends a 6-figure sum to encourage more shareholders to vote in order to obtain the required 80%-approval of all shares outstanding needed for Proposal 5, it would result in an astounding 1800% return ($180 million) on the investment of the 6-figure sum.

The Simple Majority Vote Proposal is so important to the corporate governess health of LLY that it deserves to be on the LLY ballot for the next 10-years if need be. The LLY Board should spend at least a 6-figure sum in 2024 to encourage the necessary number of shareholders to vote their approval and thus save the potential expense of this proposal topic being on the LLY ballot for the next 10-years.

Please also consider a vote against Mr. Jamere Jackson, Member of the LLY Governance Committee, to send a message the he needs to invest a modest sum compared to the $750 Billion value of LLY stock get more LLY shareholders to cast their ballots for Proposal 5.

Mr. Jackson also needs to supplement the LLY annual meeting proxy to discuss the efforts that the LLY Governance Committee is making to convince the Lilly Endowment to vote in favor of Proposal 5. It is possible that if the Lilly Endowment simply voted their 10% holdings of LLY stock in favor that Proposal 5 would be assured of the 80% approval needed from all LLY shares outstanding. LLY can then improve its shareholder rights score of 9 with 10 being the worse possible score.

There is no excuse for a $750 Billion company like LLY to be satisfied with a corporate governance score of almost the worse possible score.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.